Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-264769

Prospectus Supplement No. 12

(to Prospectus dated May 13, 2022)

Up to 12,380,260 Shares

CBL & ASSOCIATES PROPERTIES, INC.

Common Stock

This prospectus supplement (“Prospectus Supplement No. 12”) is being filed to update and supplement the information contained in the prospectus dated May 13, 2022 (as supplemented to date, the “Prospectus”) related to the resale or other disposition by the selling stockholders (the “Selling Stockholders”) identified in the Prospectus of up to an aggregate of 12,380,260 shares of common stock, par value $0.001 per share, of CBL & Associates Properties, Inc. (“CBL,” the “Company,” ”we,” “our” or “us”), with the information contained in Item 5.02 of our Current Report on Form 8-K dated December 31, 2022, filed with the Securities and Exchange Commission (“SEC”) on January 3, 2023 (the “December 31, 2022 Form 8-K”). Accordingly, we have attached the December 31, 2022 Form 8-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the trading symbol “CBL.” On December 30, 2022, the last sale price of our common stock, as reported on the NYSE was $23.08 per share.

We are not selling any securities under the Prospectus and will not receive any of the proceeds from the sale of shares of our common stock by the Selling Stockholders. We have agreed to bear all fees and expenses (excluding any underwriting discounts or commissions or transfer taxes, if any, of any Selling Stockholder) incident to the registration of the securities covered by the Prospectus.

Investing in us involves a high degree of risk. See “Risk Factors” beginning on page 6 of the Prospectus and in any applicable prospectus supplement for a discussion of the risks that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 3, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 31, 2022

CBL & ASSOCIATES PROPERTIES, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	1-12494	62-1545718
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Hamilton Place Blvd., Suite 500
Chattanooga, Tennessee		37421-6000
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 423 855-0001

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value, with associated Stock Purchase Rights	CBL	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e) In accordance with a CFO transition plan previously announced in a Current Report on Form 8-K filed on September 1, 2022 (the “9-1-2022 Form 8-K”) by CBL & Associates Properties, Inc. (herein the “Company” or “CBL”), effective as of 11:59 p.m. Eastern Time on December 31, 2022, Farzana Khaleel, ceased to serve as Executive Vice President – Chief Financial Officer and Treasurer of CBL. Benjamin W. Jaenicke, who originally was appointed Executive Vice President – Finance of CBL effective September 1, 2022, assumed the duties of Executive Vice President – Chief Financial Officer and Treasurer of the Company, effective January 1, 2023.

A description of Mr. Jaenicke’s professional experience prior to joining CBL is set forth in the 9-1-2022 Form 8-K and is incorporated herein by reference. A description of the terms of the Employment Agreement that the Company entered into with Mr. Jaenicke, as well as a related relocation allowance, also was set forth in the 9-1-2022 Form 8-K and is incorporated herein by reference. Mr. Jaenicke will continue to be compensated as Chief Financial Officer pursuant to the terms of his previously disclosed Employment Agreement.

The Company also previously announced in the 9-1-2022 Form 8-K that it expected to enter into a consulting arrangement with Ms. Khaleel to continue to provide certain advisory services in order to complete a smooth transition.

Effective as of December 31, 2022, the Company and Ms. Khaleel entered into the two agreements described below to formalize and document the terms of these arrangements.

Consulting Agreement

The terms of the Consulting Agreement the Company entered into with Ms. Khaleel may be summarized as follows:

•
Ms. Khaleel will be available, on reasonable notice, to consult with the Company and its personnel regarding the matters formerly under her oversight as an executive and Chief Financial Officer, to assist with the transition of such matters to other Company personnel and to provide related information and advice.
•
The Consulting Agreement will extend through June 30, 2023 (the “Extended Term”). The Company may terminate the Consulting Agreement as of March 31, 2023 (the “Initial Term”) by notice given on or before the last day of the Initial Term. Otherwise, the Consulting Agreement will continue through the Extended Term.
•
Ms. Khaleel shall receive the following compensation under the Consulting Agreement: (i) base compensation of $225,000, payable in three $75,000 monthly installments, for services rendered during the Initial Term; (ii) an Initial Term Incentive of $150,000 payable on April 17, 2023; (iii) base compensation of $225,000, payable in three $75,000 monthly installments, for services rendered during the Extended Term; and (iv) an Extended Term Incentive of $150,000 payable on July 17, 2023. The Company may elect to forego payment of the Initial Term Incentive and/or the Extended Term Incentive, subject to advance notice to Ms. Khaleel as provided in the agreement.
•
The Consulting Agreement includes customary covenants pursuant to which Ms. Khaleel agrees to protect the confidentiality of the Company’s proprietary information to which she will have continued access while performing services under the agreement.
•
The Consulting Agreement is subject to early termination by the Company in the event of Ms. Khaleel’s death or disability, in which event (except as the Company may otherwise determine with respect to the Initial Term Incentive or the Extended Term Incentive as described above), all remaining compensation payable under the agreement would be paid to Ms. Khaleel or her estate, as applicable.
•
The Company may terminate the Consulting Agreement at any time for Cause, in which case all remaining unpaid amounts provided for in the agreement would be forfeited. “Cause” for this purpose means: (i) fraud, theft, embezzlement or willful malfeasance by Ms. Khaleel with respect to the Company, its assets or personnel; (ii) Ms. Khaleel’s willful and continued refusal to substantially perform her duties under the agreement, after written notice by the Company and her failure or refusal to take reasonable steps to cure any such failure within 10 days of receipt of such notice; or (iii) any breach by Ms. Khaleel of the covenants designed to protect the Company’s confidential information.
•
Ms. Khaleel will continue to be entitled to indemnification by the Company in her performance of services under the Consulting Agreement pursuant to the terms of her existing executive Indemnification Agreement.

Separation and General Release Agreement

The Company also entered into a Separation and General Release Agreement with Ms. Khaleel, which includes customary releases by the Company for the benefit of Ms. Khaleel and by Ms. Khaleel for the benefit of the Company, and also reiterates that Ms. Khaleel will remain entitled to receive the following:

•
a severance benefit (totaling $1,671,584) in connection with her termination without cause and continuation of health insurance benefits for 18 months following termination, both of which are pursuant to the terms of her existing Amended and Restated Executive Employment Agreement as described in the proxy statement for the Company’s 2022 Annual Meeting under the heading “Executive Compensation – Additional Information Concerning Executive Compensation”;
•
any additional compensation determined by the Compensation Committee to have been earned pursuant to the Company’s 2022 Annual Incentive Compensation Plan (AIP) as described in the Company’s Current Report on Form 8-K filed March 29, 2022, and in the Company’s proxy statement for its 2022 Annual Meeting;
•
any Common Stock determined by the Compensation Committee to have been earned for the Year 1 Performance Period ended December 31, 2022 pursuant to the terms of the Performance Stock Units (PSUs) granted in February 2022 as described in the Company’s Current Report on Form 8-K filed February 23, 2022 and in the Compensation Discussion and Analysis section of the Company’s proxy statement for its 2022 Annual Meeting; and
•
in connection with her termination without cause and pursuant to the terms of Ms. Khaleel’s existing Restricted Stock Award dated December 15, 2021, 50% (22,500 shares) of the shares of restricted stock that remained unvested pursuant to such award on December 31, 2022 were vested as of such date, with the remaining 50% (22,500 shares) being forfeited.

The foregoing summary of the terms of Ms. Khaleel’s Consulting Agreement and Separation and General Release Agreement is qualified by reference to the full terms of such documents, which are filed as Exhibits 10.3 and 10.4 to this report.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
10.1	Employment Agreement for Benjamin W. Jaenicke, dated September 1, 2022 (incorporated by reference to the Company’s Current Report on Form 8-K, filed September 1, 2022).
10.2	Relocation Allowance Commitment with Benjamin W. Jaenicke, dated September 1, 2022 (incorporated by reference to the Company’s Current Report on Form 8-K filed September 1, 2022).
10.3	Consulting Agreement with Farzana Khaleel, effective as of December 31, 2022.
10.4	Separation and General Release Agreement with Farzana Khaleel, effective as of December 31, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CBL & Associates Properties, Inc.

Date:	January 3, 2023	By:	/s/ Jeffery V. Curry
Jeffery V. Curry Chief Legal Officer and Secretary

Exhibit 10.3

FINAL

CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT (the “Agreement”), is made and entered into as of December 31, 2022, by and between CBL & ASSOCIATES MANAGEMENT, INC., a Delaware corporation (the “Company”), and FARZANA KHALEEL, a resident of Chattanooga, Tennessee (“Khaleel”).

W I T N E S S E T H:

WHEREAS, Khaleel was formerly employed by the Company and served as Executive Vice President, Chief Financial Officer and Treasurer for the Company and its affiliated entities including but not limited to CBL & Associates Properties, Inc. (collectively, sometimes referred to herein as the “Company”);

WHEREAS, Khaleel’s employment with the Company will be terminated by the Company “without cause” effective as of 11:59 pm (eastern) December 31, 2022; and

WHEREAS, the Company desires to retain Khaleel to perform the Consulting Services, as defined herein, and Khaleel desires to accept the retention with the Company and perform the Consulting Services, as defined herein, upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Retention. The Company hereby retains Khaleel as Consultant to perform the Consulting Services, as defined herein, and Khaleel hereby accepts retention with the Company and agrees to perform the Consulting Services, as defined herein, upon the terms and conditions hereinafter set forth.

2. Duties and Responsibilities. During the “Term” (as such term is hereinafter defined), Khaleel shall be available, on reasonable advance notice by the Company to Khaleel, to consult and shall consult with the Company and its personnel regarding the matters formerly under Khaleel’s oversight as an executive officer and the Chief Financial Officer of the Company, to assist with the transitioning of the oversight and responsibility of such matters to other Company personnel and to provide information and advice and suggestions regarding matters involving the Company’s finance and accounting operations and other areas wherein Khaleel was involved as an executive officer and Chief Financial Officer of the Company (such services being collectively referred to herein as the “Consulting Services”). In performing all of her duties hereunder, Khaleel shall at all times be subject to the Company’s policies and directives including but not limited to the Company’s Fourth Amended and Restated Code of Business Conduct and Ethics, Corporate Governance Guidelines, Reg FD Disclosure Policy, Blackout Policy and other Company policies.

3. Term. The term of this Agreement (the “Term”) shall commence as of the date hereof, and shall continue through March 31, 2023 (the “Initial Term”) unless terminated earlier by the Company pursuant to Paragraph 6 below, and thereafter, unless terminated earlier by the Company pursuant to Paragraph 6 below, shall continue through June 30, 2023 (the “Extended Term”) provided the Agreement shall extend until the final payment of any compensation under Paragraph 4 below has been made unless the Company has determined to forego payment of the Initial Term Incentive or the Extended Term Incentive pursuant to Paragraph 4 below. As used herein, “Term” shall refer to the Initial Term and, if applicable, the Extended Term. Notwithstanding any provision of this Paragraph 3 to the contrary, Khaleel shall not be required to provide services beyond the Initial Term if this Agreement is terminated at the end of the Initial Term, nor shall Khaleel be required to provide services beyond the Extended Term if this Agreement is not terminated at the end of the Initial Term.

4. Compensation. As compensation for the performance by Khaleel of the Consulting Services hereunder, subject to the provisions of this Agreement and the Company’s election as to the Initial Term Incentive, the Extended Term and the Extended Term Incentive, Khaleel shall be entitled to the following payments:

Initial Term*:

$75,000 on January 31, 2023

$75,000 on February 28, 2023

$75,000 on March 31, 2023

Initial Term Incentive: $150,000 on April 17, 2023*

Extended Term*1:

$75,000 on April 28, 2023

$75,000 on May 31, 2023

$75,000 on June 30, 2023

Extended Term Incentive: $150,000 on July 17, 2023*2

The Company may elect to forego payment of the Initial Term Incentive by notice to Khaleel on or before April 14, 2023. The Company may elect to forego payment of the Extended Term Incentive by notice to Khaleel on or before July 14, 2023.

5. Confidentiality . In connection with Khaleel’s retention hereunder, Khaleel will have access to certain confidential and proprietary information of the Company (“Trade Secrets”), including, without limitation, with respect to some or all of the following categories of information: (i) financial information, including but not limited to information relating to earnings, assets, debts, net operating income, funds from operations, cash flow, capital structures or potential asset sales or other financial data whether related to the Company, any of its affiliates or generally, or to particular properties, products, services, geographic areas, or time periods; (ii) supply and service information, including but not limited to information relating to goods and services, vendors’ names or addresses, terms of supply or service contracts or of particular transactions, or related information about potential vendors to the extent that such information is not generally known to the public, and to the extent that the combination of suppliers or use of a particular supplier, though generally known or available, yields advantages to the Company details of which are not generally known; (iii) marketing information, including but not limited to information relating to details about ongoing or proposed marketing programs or agreements by or on behalf of the Company, sales forecasts, advertising formats and methods or results of marketing efforts or information about impending transactions; (iv) personnel information of the Company, including but not limited to information relating to employees’ personal or medical histories, compensation or other terms of employment, actual or proposed promotions, hirings, resignations, disciplinary actions, terminations or reasons therefor, training methods, performance, or other employee information; (v) tenant information of the Company, including but not limited to information relating to names, addresses, backgrounds, business needs or requirements of past, existing or prospective tenants, records of agreements and prices, proposals or agreements between any of them and the Company or, status of accounts or credit, as well as tenant lists; and (vi) technological information, including but not limited to information related to proprietary technology, trade secrets, research and development data, processes, formulae, data and know-how, improvements, inventions, techniques, and information that has been created, discovered or developed, or has otherwise become known to the Company and/or in which property rights have been assigned or otherwise conveyed to the Company, which information has commercial value in the business in which the Company is engaged. During the Term and thereafter, except as otherwise authorized by the Company in writing, Khaleel shall hold all Trade Secrets in confidence and will not discuss, communicate or transmit to others, or make any copy of or use any of the Trade Secrets; and will take all reasonable actions that the Company deems reasonably necessary or appropriate, to prevent unauthorized use or disclosure of or to protect the Company’s interest in the Trade Secrets. The foregoing does not apply to information that by means other than the deliberate or inadvertent disclosure by the Company or any of the Company’s directors, officers, shareholders, partners or employees becomes well known to the public; or disclosure compelled by judicial or administrative proceedings. Khaleel acknowledges that the restrictions contained in this Paragraph 5 are reasonable and necessary to protect the legitimate business interests of the Company and that any violation thereof by Khaleel would result in irreparable harm to the Company, and that damages in the event of the breach by Khaleel of this Agreement will be difficult, if not impossible, to ascertain. Accordingly, Khaleel agrees that upon the violation or breach by Khaleel of any of the restrictions contained in Paragraph 5 of this Agreement, the Company shall be entitled to obtain from any court of competent jurisdiction a preliminary and permanent injunction enjoining such violation or breach without the necessity of posting any bond or other security whatsoever.

6. Early Termination. This Agreement shall be subject to early termination by the Company as follows:

(a) Death. In the event of Khaleel’s death during the Term, this Agreement shall terminate automatically, such termination to be effective as of the date of Khaleel’s death. Except as the Company may determine with respect to the Initial Term Incentive and the Extended Term Incentive and provided the Company has not elected to terminate this Agreement at the end of the Initial Term as set forth in subparagraph (d) of this Paragraph 6 below, the Company shall pay to the representative of Khaleel’s estate the amounts set forth in Paragraph 4 above as of the dates set forth therein.

(b) Disability. If, due to physical or mental illness or injury, Khaleel suffers a disability which prevents Khaleel from substantially performing her duties under this Agreement, the Company shall have the right to terminate this Agreement, such termination to be effective upon the giving of notice to Khaleel. Except as the Company may determine with respect to the Initial Term

Incentive and the Extended Term Incentive and provided the Company has not elected to terminate this Agreement at the end of the Initial Term as set forth in subparagraph (d) of this Paragraph 6 below, the Company shall pay to Khaleel the amounts set forth in Paragraph 4 above as of the dates set forth therein.

(c) Cause. This Agreement may be terminated at any time by the Company for “Cause”. For purposes of this Agreement, “Cause” shall mean: (i) fraud, theft, embezzlement or willful malfeasance by Khaleel with respect to the Company, its assets or its personnel; (ii) Khaleel's willful and continued refusal to substantially perform her duties under this Agreement after written notice to Khaleel by the Company and Khaleel’s failure or refusal to take reasonable steps to try to cure such failure within ten (10) days of receipt of such notice; or (iii) breach by Khaleel of any of the covenants contained in Paragraph 5. The process of such termination shall be commenced by the Company giving written notice to Khaleel, and shall be effective upon the giving of such notice unless the Company, in its sole discretion, chooses to provide a notice and cure period, in which case, termination shall be effective upon the expiration of any cure period if Khaleel has not taken reasonable steps to cure. On any termination of this Agreement by the Company for “Cause”, the Company shall not be required to pay Khaleel any amounts set forth in Paragraph 4 above that may remain unpaid as of the date of termination and thereafter.

(d) Termination at end of Initial Term. The Company may terminate this Agreement at the end of the Initial Term by notice to Khaleel provided on or before the last day of the Initial Term. If the Company does not elect to terminate this Agreement at the end of the Initial Term, the Agreement shall continue for the Extended Term.

7. Enforceability. The parties intend this Agreement to be enforced as written. However, if any provision, or any part thereof, is held to be unenforceable because of the scope of the activities covered thereby, the duration thereof or the area covered thereby, Khaleel and the Company agree that the court making such determination shall have the power to reduce the scope, duration, and/or area of such provision in order to make such provision enforceable to the fullest extent permitted by law, and in its reduced form, such provision shall then be enforceable and shall be enforced.

8. Invalidity. If any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

9. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee.

10. Entirety and Amendments. This Agreement contains the entire agreement of the parties hereto with respect to matters stated herein and supersedes any and all prior agreements and understandings between the parties hereto with respect to the subject matter hereof. This Agreement may be amended only by an instrument in writing executed by the party, or an authorized officer of the party, against whom such amendment is sought to be enforced.

11. Waiver. The failure of the Company at any time to require performance or observance of any provisions hereof shall in no manner affect the right to thereafter enforce the same. No waiver by the Company of any breach of any provision or covenant herein shall be deemed or construed as a further or continuing waiver of any such provision or breach or a waiver of any other breach of any other provision or covenant herein contained.

12. Assignment. This Agreement is personal and shall in no way be subject to assignment by Khaleel. It shall inure to the benefit of the Company and its successors and assigns. The Company may assign this Agreement to any entity controlled by or under common control of the Company.

13. Notices. Any notices or other communications required or permitted to be given hereunder shall be given in writing and personally delivered or mailed by prepaid certified or registered mail, with return receipt requested, or sent by generally recognized overnight delivery service to the party to whom such notice or communication is directed, to the address of such party as follows:

If to the Company, to:

CBL & Associates Management, Inc.

2030 Hamilton Place Blvd.

Suite 500, CBL Center

Chattanooga, Tennessee 37421

Attention: Stephen D. Lebovitz, CEO

If to Khaleel, to:

Farzana Khaleel

[PERSONAL CONTACT INFORMATION REDACTED PER REG. S-K ITEM 601(a)(6)]

Any such notice or other communication shall be deemed to have been given, if personally delivered, on the day it is personally delivered or, if mailed, on the day of actual delivery as shown by the addressee’s return receipt or the expiration of forty-eight (48) hours after the date mailed, whichever is earlier in time, or if sent by generally recognized overnight delivery service, on the expiration of twenty-four (24) hours after the date sent by generally recognized overnight delivery service. Any party may change such party’s address for purposes of this Agreement by giving notice of such change to the other party pursuant to this Paragraph 13.

14. Counterparts and Execution. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument. To facilitate execution of this Agreement, the parties may exchange counterparts of the signature page by facsimile or electronic mail (e-mail), including, but not limited to, as an attachment in portable document format (PDF), which shall be effective as original signature pages for all purposes.

15. Survival. Notwithstanding the termination of this Agreement, the respective rights and obligations of the parties under this Agreement shall survive any termination of this Agreement to the extent necessary to accomplish the preservation of those rights and obligations of the parties that are expressly intended to be preserved following such termination, including but not limited to, the provisions of Paragraph 5.

16. Terminology. All personal pronouns used in this Agreement, whether used in the masculine, feminine or neuter gender, shall include all other genders; the singular shall include the plural, and the plural shall include the singular. Titles of Paragraphs in this Agreement are for convenience only, and neither limit nor amplify the provisions of this Agreement, and all references in this Agreement to Paragraphs shall refer to the corresponding Paragraph of this Agreement.

17. Independent Contractor Status. Khaleel shall be deemed for all purposes as an independent contractor with respect to the Company. Nothing contained herein or any acts of either party shall be deemed or construed as creating or continuing the relationship of employer/employee or principal/agent between the parties. The Company shall not withhold taxes or other amounts from the payments made to Khaleel hereunder and Khaleel will be solely responsible for the payment of any and all federal, state and local taxes arising out of her receipt of payments set forth in Paragraph 4 above.

18. Indemnity. In performing her services hereunder, Khaleel shall be entitled to be indemnified by the Corporation in the same manner and on the same terms as Khaleel was entitled to be indemnified pursuant to that certain Indemnification Agreement between the Corporation and Khaleel dated September 18, 2000.

IN WITNESS WHEREOF, the parties have entered into this Agreement as of the day and year first above written.

COMPANY:

CBL & Associates Management, Inc.

By: /s/ Jeffery V. Curry
Name: Jeffery V. Curry
Title: Chief Legal Officer

KHALEEL:

/s/ Farzana Khaleel
Farzana Khaleel

Exhibit 10.4

FINAL

SEPARATION AND GENERAL RELEASE AGREEMENT

This Separation and General Release Agreement (the “Agreement”) is made and entered into by and between CBL & Associates Management, Inc. (the “Company”)* and Farzana Khaleel (“Employee”) to be effective as of the 31st day of December, 2022 (the “Effective Date”).

WHEREAS, Employee currently serves as the Company’s Executive Vice President, Chief Financial Officer and Treasurer;

WHEREAS, Employee’s employment with the Company will end at 11:59 pm (eastern) on December 31, 2022 pursuant to a termination of the Employee’s employment by the Company “without cause”; and

WHEREAS, Employee and the Company have entered into (i) that certain Amended and Restated Employment Agreement dated May 21, 2021 (the “Employment Agreement”); (ii) that certain Executive Officer Time-Vested Award Stock Restriction Agreement dated December 15, 2021 (the “Stock Restriction Agreement”); (iii) that certain 2022 Performance Stock Unit Award Agreement dated February 17, 2022 (the “PSU Agreement”); and (iv) that certain Indemnification Agreement dated September 18, 2000 (the “Indemnity Agreement”);

WHEREAS, Employee and the Company intend to enter into that certain Consulting Agreement to be dated January 1, 2023 (the “Consulting Agreement”); and

WHEREAS, Employee and the Company wish to set forth the terms and conditions of Employee’s separation from employment, as well as resolve any disputes and claims that Employee or Company could potentially have arising from Employee’s employment by the Company, except for those arising out of this Agreement.

NOW THEREFORE, in consideration of the release and other promises contained in this Agreement, Company and Employee agree as follows:

A.
Employment Termination Date

Effective as of 11:59 pm (eastern) on December 31, 2022 (the “Employment Termination Date”), Employee will cease to serve as an executive officer and employee of the Company and will cease to serve as an executive officer and employee for any affiliate of the Company.

B.
The Company’s Agreements
1.
Employee will receive her regular salary through her Employment Termination Date, in accordance with the Company’s regular payroll practices.
2.
Per the terms of the Employment Agreement, Employee will receive a severance benefit in cash equal to $1,671,584 which is two times (2x) the sum of (i) her annual base salary in effect for the 2022 year plus (ii) her Retention Bonus as defined in and as set forth in the Employment Agreement. Notwithstanding the terms of the Employment Agreement, this amount will be paid on the next administratively practicable regular Company payroll date following the later of the Employee’s termination date or the execution of this Agreement and will be subject to any withholding or other requirements pursuant to applicable Federal income tax rules and regulations.
3.
Employee will remain eligible to receive the Corporate and Individual components of her cash AIP Bonus Payment for 2022 in accordance with the terms of the 2022 Annual Incentive Program (AIP) as adopted by the Company’s Compensation Committee and described in the Company’s proxy statement for its 2022 Annual Meeting of Stockholders. The amount payable to Employee pursuant to such Corporate and Individual components of her annual cash AIP Bonus Payment will be determined following December 31, 2022 and will be paid in a lump sum as soon as practical after final certification of the underlying performance results and approval of such payment by the Compensation Committee and shall be subject to any withholding or other requirements pursuant to applicable Federal income tax rules and regulations.
4.
22,500 or 50% of the shares of restricted Company common stock held by Employee as of the date of termination, which were awarded pursuant to Stock Restriction Agreement, shall vest in the Employee on the Effective Date pursuant to the terms of the Stock Restriction Agreement and shall be subject to any withholding or other requirements pursuant to applicable Federal income tax rules and regulations.
5.
Per the PSU Agreement, Employee will remain eligible to earn applicable awards under the Emergence Equity Incentive Equity Award Program for the fiscal year ended December 31, 2022 (Year 1 Performance Period ending December 31, 2022) as described in the Company’s proxy statement for its 2022 Annual Meeting of Stockholders. In February 2022, Employee was initially awarded 15,278 PSUs applicable to the Year 1 Performance, which have been and will be increased pursuant to the PSU Agreement for any cash or stock dividends paid prior to the date the actual awards are paid. As soon as administratively practicable following the date on which the Company’s Compensation Committee certifies that a PSU award is earned for the fiscal year ended December 31, 2022, the Company will issue to the Employee one share of Common Stock for each earned PSU per the PSU Agreement. Settlement of the PSUs shall be subject to any withholding or other requirements pursuant to applicable Federal income tax rules and regulations. Per the PSU Agreement, PSUs awarded for Performance Periods subsequent to the fiscal year ended December 31, 2022, will be forfeited as of the date of termination.
6.
Per the terms of the Employment Agreement, Employee shall be eligible to participate and shall continue to participate, at the Company’s expense, in the Company’s health insurance program at the levels of benefits and coverage that were in place for the Employee as of the Employment Termination Date for a period of eighteen (18) months following the month in which the Employment Termination Date shall have occurred.
7.
Except for any claim or cause of action based upon the fraud of Employee or the willful misconduct of Employee, Company hereby knowingly and voluntarily releases and waives any and all claims, demands or causes of action, known or unknown, that as of the Effective

Date, Company has or could have against Employee that arise from or in any way relate to Company’s employment of Employee, to the full extent permitted by law.
C.
Employee’s Agreements
1.
Full and General Release of Liability. Except for any claims Employee may continue to have under the Consulting Agreement and the Indemnity Agreement and for any claims Employee may have based on the terms of this Agreement, Employee hereby knowingly and voluntarily releases and waives any and all claims, demands, or causes of action (collectively, “claims”) known or unknown, suspected or unsuspected, that, as of the Effective Date, Employee has or could have against the Company, its current (or former) directors, officers, executives, employees, owners, shareholders, insurers, attorneys, fiduciaries, successors, assigns, subsidiaries or any other individual or entity related to the Company, without limitation, exception, or reservation (collectively, the “Released Parties”) that arise from or in any way relate to Employee’s employment by the Company or the ending of that employment. Employee understands that Employee is releasing the Released Parties, to the maximum extent permitted by law, from any liability which any or all of the Released Parties may have or may have had to Employee, at any time up to and including the Effective Date. This release includes a waiver (a giving up) of any legal rights or claims Employee may have or may have had, including but not limited to claims of race, color, national origin, sex or gender, age, religious, disability or other protected class discrimination, harassment, or retaliation, arising under Title VII of the Civil Rights Act of 1964, the Rehabilitation Act of 1973, the Civil Rights Act of 1866 (Section 1981), the Americans with Disabilities Act of 1990, as amended by the Americans with Disabilities Act Amendments Act, the Age Discrimination in Employment Act (“ADEA”), any applicable federal, state or local anti-discrimination statute or law, any violation of Employee Retirement Income Security Act of 1974, the Family and Medical Leave Act of 1993, the Federal Constitution, the Tennessee Human Rights Act, the Tennessee Disability Act, Tennessee’s Law on Equal Pay, the Tennessee Wage Payment Act, Tenn. Code Ann. § 50-2-103 et seq., the Tennessee Family and Medical Leave Law, the Tennessee Worker Adjustment and Retraining Notification Act, the Tennessee Whistleblower Act., any state constitution, all claims for workers’ compensation retaliation or discrimination, all claims arising under Company policy or practice, and all claims arising under any other federal, state or local statute, regulation, or the common law, including but not limited to claims sounding in tort or contract, to the maximum extent permitted by law.

This release does not apply to or include any claims that cannot be released or waived by law nor, as stated above, does this release apply to or include any claims Employee may have or that may arise under the Consulting Agreement or the Indemnity Agreement. In addition, this Agreement and release shall not preclude Employee from communicating with, providing information to, or filing, testifying, assisting, or participating in a charge, complaint, investigation, or proceeding with, the Equal Employment Opportunity Commission (EEOC), the Occupational Safety and Health Administration (OSHA), the Securities and Exchange Commission (SEC), the National Labor Relations Board (NLRB), or any other federal, state, or local governmental or law enforcement agency or commission (“Government Agencies”). However, Employee agrees that the payment received pursuant to this Agreement shall be the sole relief provided to Employee and hereby releases and waives any right to monetary recovery, reinstatement, or other personal relief from such Government Agencies arising from such claims.

2.
Return of Company Property. Except as may be required to perform Employee’s responsibilities and duties under the Consulting Agreement, Employee agrees to return all of the Company’s property, including but not limited to, all laptops, cellular phones, electronic devices, keys, other Company property, and the originals and all copies, summaries, and abstracts of all written, recorded, or computer-generated information that Employee has in Employee’s possession or control and that Employee has obtained in connection with Employee’s employment with the Company. To the extent not returned by Employee on termination of Employee’s employment with the Company, Employee agrees to use her commercially reasonable efforts to return all items listed herein to the Company upon termination of the Consulting Agreement.
3.
Adequacy of Consideration. Employee acknowledges that the payments and other promises provided by the Company under this Agreement constitute adequate consideration for Employee’s execution of this Agreement.
4.
Employee Acknowledgements. Employee acknowledges that as of the Effective Date, Employee: (1) has not suffered a work-related injury that has not been properly disclosed to the Company; (2) has not exercised any actual or apparent authority by or on behalf of any of the Released Parties that Employee has not specifically disclosed to the Company or that is outside of the scope of Employee’s authority as an executive officer of the Company; (3) has not entered into any agreements, whether written or otherwise, with any of the Company’s employees (current and former) that could legally bind the Company that have not been specifically disclosed to the Company; and (4) has not entered into any agreements, whether written or otherwise, with any third parties that could legally bind the Company that have not been specifically disclosed to the Company or that are outside of the scope of Employee’s authority as an executive officer of the Company Notwithstanding the Employee’s acknowledgements made in this Paragraph C.4 of this Agreement, (A) Employee and the Company acknowledge that Employee, in her status as an executive officer of the Company, has entered into agreements with third parties in the ordinary course of the Company’s business; and (B) Employee represents to the Company that to the best of Employee’s knowledge, all of such agreements were within her authority as an executive officer of the Company and, where required by the Company’s policies and procedures, were approved by the Company’s Board of Directors, applicable Committees of the Company’s Board of Directors or other executive officers of the Company.

D.
No Admission of Liability

Employee acknowledges that this Agreement shall not in any way be construed as an admission by the Company of any liability on the part of the Company or any of the other Released Parties, and that all such liability is expressly denied by the Company.

E.
Voluntary Nature of Agreement and Advice of Counsel

Employee acknowledges that Employee has read this Agreement and understands its terms. Employee signs the Agreement voluntarily, of Employee’s own free will, without coercion or duress, and with full understanding of the significance and binding effect of the Agreement. Employee is hereby advised to consult with an attorney before signing this Agreement, and Employee acknowledges Employee has had an opportunity to review this Agreement with an attorney prior to execution.

F.
Binding Effect

This Agreement will be binding upon and inure to the benefit of Employee and Employee’s heirs, administrators, representatives, executors, successors and assigns, as well as the Company and its successors and assigns.

G.
Tax Issues

Employee expressly acknowledges that no oral or written representation of fact or opinion has been made to Employee by the Company or its attorneys regarding the tax treatment or consequences of any payment made under the Agreement. It is expressly understood that, to the extent any additional liability or responsibility exists for Employee’s federal, state, and local income or other taxes, such liability or responsibility rests solely with Employee. Employee further agrees to indemnify and hold harmless the Company in connection with any additional liability incurred by the Company in connection with any tax or taxes for which Employee is responsible. Employee acknowledges that the Company will deduct from any compensation payable to Employee or payable on Employee’s behalf under this Agreement all applicable federal, state, and local income and employment taxes and other taxes and withholdings required by law.

The payments and benefits set forth in this Agreement have been structured in a manner, and shall be interpreted and administered at all times, to comply with, or be exempt from, Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the applicable exemptions set forth in regulations issued thereunder, including, if applicable, the six-month delayed payment requirement for specified employees. Whenever payments under this Agreement are to be made in installments, each such installment shall be deemed to be a separate payment for purposes of Code Section 409A.

If Employee is entitled to be paid or reimbursed for any taxable expenses under this Agreement, and such payments or reimbursements are includible in Employee’s federal gross taxable income, the amount of such expenses reimbursable in any one calendar year shall not affect the amount reimbursable in any other calendar year, and the reimbursement of an eligible expense must be made no later than December 31 of the year after the year in which the expense was incurred. No right of Employee to reimbursement of expenses under this Agreement shall be subject to liquidation or exchange for another benefit.

H.
Non-Disparagement

Employee agrees not to disparage the Company or any of the Released Parties to the media or to others, including but not limited to any current or former employee of the Company, any current or former colleague of Employee, or any of the Company’s current, former or potential investors, lenders, joint venture partners, tenants, customers or clients. Specifically, Employee is prohibited from making any statements or claims regarding the Company or any of the Released Parties that may be considered to be derogatory or detrimental to the good name or business reputation of the Company or any of the Released Parties.

I.
Confidential Information

Employee acknowledges that Employee has held positions of trust and confidence with the Company and that, during the course of Employee’s employment, Employee has been exposed to information that is proprietary in nature, confidential to the Company and not generally available to the public and which, if divulged, would be potentially damaging to any Released Parties, or the subjects of the information. Employee agrees that Employee will return to the Company any documents in Employee’s possession or under Employee’s control relating to such information within a reasonable amount of time after the Employment Termination Date or within a reasonable amount of time after the termination of the Consulting Agreement. Employee further agrees to keep such information in strict confidence and not disclose such information to any person except as required by law. Employee agrees not to use or disclose to any party, at any time or in any manner, directly or indirectly, any business or trade secrets or other confidential information learned or obtained by Employee while employed by the Company. Such confidential information includes, but is not limited to, any information disclosed to or known by Employee as a consequence of employment with the Company and not generally known in the industry in which the Company is engaged. Employee also agrees not to disclose or discuss with third parties the terms and provisions of this Agreement. If Employee is required to disclose information pursuant to a court order or other government process or such disclosure is necessary to comply with applicable law or defend against such claims, then Employee shall: (a) notify the Company promptly before any such disclosure is made; (b) at the Company’s request and expense, take all reasonably necessary steps to defend against such process or claims; and (c) refrain from opposing the Company’s participation with counsel of its choice in any proceeding relating to any such court order, other government process or claims.

J.
Cooperation

Employee agrees that, upon reasonable request by the Company, Employee will participate in the investigation, prosecution, or defense of any matter involving the Company, any of the other Released Parties, or any other matter that arose during Employee’s employment, provided the Company shall compensate Employee for the reasonable value of the time required for such participation, and shall reimburse Employee for any reasonable travel and out-of-pocket expenses incurred in providing such participation at its request, the purpose of which reimbursement is to avoid cost to Employee and not to influence Employee’s participation.

K.
Governing Law

This Agreement will be interpreted and enforced in accordance with the laws of the State of Tennessee, to the extent state law applies, and under federal law, to the extent federal law applies.

L.
Consent to Jurisdiction of the Courts of Hamilton County, Tennessee

Should a lawsuit be filed by either party to enforce this agreement, both the Company and Employee specifically and without reservation, consent to the exclusive jurisdiction and venue of either the Chancery or Circuit Courts of Hamilton County, Tennessee sitting in Chattanooga, Tennessee and the Company and Employee specifically agree that these Courts have the sole and exclusive jurisdiction to dispose of these claims and that they are the proper forum(s) for the resolution of those claims. The parties agree not to file any action to enforce this agreement in any other jurisdiction or Court. The non-prevailing party following final, non-appealable order or judgement will bear the costs of that action, attorneys’ fees, and all other discretionary costs.

M.
Severability

Should any provision of this Agreement be declared or determined by a court of competent jurisdiction to be invalid or otherwise unenforceable, the remaining parts, terms and provisions shall continue to be valid, legal and enforceable, and will be performed and enforced to the fullest extent permitted by law.

N.
Complete Agreement

Except as noted in this Paragraph N below, this Agreement contains the entire agreement between Employee and the Company and supersedes all prior agreements or understandings between them on the subject matters of this Agreement, provided that Employee shall continue to be bound by Employee’s obligations with respect to confidential information, and proprietary information and trade secrets. This Agreement cannot be altered, amended, or modified in any respect, except by a writing signed by Employee and the Company. Company and Employee agree (i) that the Employment Agreement is hereby terminated except as to provisions which by the terms of the Employment Agreement survive the termination of the Employee’s employment; (ii) that the Stock Restriction Agreement is hereby terminated except as to provisions which by the terms of the Stock Restriction Agreement survive the termination of the Employee’s employment; (iii) that the PSU Agreement is hereby terminated except as to provisions which by the terms of the PSU Agreement survive the termination of the Employee’s employment; (iv) that the Indemnity Agreement is not terminated and shall continue in force and effect according to its terms; (v) the Consulting Agreement, upon its full execution, shall continue in force and effect according to the terms of the Consulting Agreement; and (vi) in any conflict between the terms of (A) this Agreement and (B) the Employment Agreement, the Stock Restriction Agreement and/or the PSU Agreement, the terms and provisions of this Agreement shall control*.

O.
Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument. Any party may execute this Agreement by signing any such counterpart. A digital copy or electronic copy of one or both signatures shall have the full effect of an original.

IMPORTANT: EMPLOYEE ACKNOWLEDGES AND AGREES THAT EMPLOYEE HAS BEEN HEREBY ADVISED TO CONSULT WITH AN ATTORNEY BEFORE SIGNING THIS AGREEMENT EMPLOYEE FURTHER ACKNOWLEDGES AND AGREES THAT EMPLOYEE HAS HAVE BEEN ADVISED THAT THIS AGREEMENT IS A BINDING LEGAL DOCUMENT. EMPLOYEE ACKNOWLEDGES AND AGREES THAT EMPLOYEE HAS CAREFULLY READ AND FULLY UNDERSTANDS ALL OF THE PROVISIONS OF THIS AGREEMENT AND THAT EMPLOYEE HAS VOLUNTARILY AND KNOWINGLY ENTERED INTO THIS AGREEMENT AND HAS EXECUTED THIS AGREEMENT FREE OF ANY DURESS OR COERCION.

Executed to be effective as of the Effective Date as referenced herein.

COMPANY	EMPLOYEE

CBL & Associates Management, Inc.

By: /s/ Jeffery V. Curry	/s/ Farzana Khaleel
Name: Jeffery V. Curry	Farzana Khaleel
Title: Chief Legal Officer